FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **November 2006**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION

(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ____   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82
_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Douglas B. Silver

Date: November 2, 2006

Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   Press Release dated November 2, 2006.



AMEX:ROY	NR 06-21
TSX: IRC	November 2, 2006

INTERNATIONAL ROYALTY CORPORATION (IRC) IS NOT AN INCOME TRUST

DENVER, COLORADO – November 2, 2006 - International Royalty Corporation (TSX: IRC, AMEX:ROY) (the "Company" or "IRC") received a large volume of telephone calls yesterday from its shareholders concerning the announcement by the Canadian government of its intention to tax income trusts and the impact of this decision on IRC. IRC is not and has never been an income trust and, therefore, this proposed legislation has no negative effect on the Company or its shareholders. IRC is a growth-orientiated public company. In order to achieve this strategy, significant capital retention is essential for new acquisitions. Additionally, with the recent listing on the Amercian Stock Exchange, the Company intends to expand its shareholder base to include both U.S. and European investors. Income Trusts are for the benefit of Canadian investors and offer little, if any, benefit to non-Canadian shareholders.

As reported in the Company's September 25, 2006 press release IRC expects to receive an estimated US$22 million to US$35 million* in Voisey's Bay royalty revenues corresponding to 2006 mine production. As of June 30, 2006 IRC has received US$2.5 million in royalty revenues for 2006. Based on royalties previously acquired and assuming a US$600/oz gold price, IRC's gold royalty portfolio is expected to contribute additional revenues of approximately US$1.2 million in 2006, increasing to an estimated US$8.5 million in 2008.

About IRC

International Royalty Corporation (IRC) is dedicated to building a high margin, diversified royalty company. The jewel of our portfolio of over 60 royalties is a 2.7% NSR on the Voisey's Bay mine, which is expected to produce US$22 to US$35 million in revenues corresponding to 2006 mine production*. This royalty provides IRC with the resources to create and purchase royalties to achieve our initial goal of US$100 million in revenue. IRC will issue a dividend upon receiving US$15 million in annual revenue.

*Using US$7.50/lb to US$12.50/lb nickel price assumptions and a constant US$3.00 per pound copper and US$15.00 per pound cobalt price. IRC's 2006 calendar-year production projections for the Voisey's Bay mine assume Inco's original forecasted refined metal production of 120 million pounds nickel, 65 million pounds of copper and 2.9 million pounds of cobalt.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's estimated revenues including but not limited to IRC's

estimated revenues for the calendar year 2006 from (i) the Voisey's Bay royalty, and (ii) IRC's gold producing royalties and (iii) IRC's development-stage gold royalties. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, nickel and gold, (ii) interpretation of royalty contract terms, (iii) accuracy of the operators' projections and IRC's interest, (iv) operators' rated production capacities, (v) the mine developers' ability to finance, receive permits for, obtain equipment, construct and operate the mines, (vi) the effects of weather; operating hazards; adverse geological conditions and global warming (vii) strikes including the impact of the Voisey's Bay strike on production, work stoppages; availablility of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it can not independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

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